EXHIBIT 20

                          NEWS RELEASE

Immediate

Gerald J. Sweda

(262) 636-1361

Modine reaches patent-settlement and license agreements

     RACINE, Wis., July 19, 2000 - Modine Manufacturing Company (Nasdaq: MODI) and Showa Aluminum Corporation have reached an agreement to cross-license each other's existing patents on PF(R) and SC air-conditioning condensers. The agreement with Showa and another with Mitsubishi Heavy Industries give Modine an initial payment of more than $16 million, contingent royalties of approximately $27 million in about a year, and additional contingent royalties that could meet or exceed that amount over the next eight years.

     The agreements settle the companies' respective lawsuits on the subject technology. Besides the initial payments, they also call for running royalties and future lump-sum payments contingent on confirmation of the validity of Modine's PF patents in Japan, Europe, and the United States and on Showa's and Mitsubishi's future sales of the subject condensers.

     The parallel-flow design of heat exchangers with micro-channels was introduced by Modine in 1986. It was significantly more efficient in heat transfer than existing designs and quickly became a standard in the automotive industry because it helped automakers convert to non-CFC (chlorofluorocarbon) refrigerants. Modine has notified other infringers of its rights to the technology. In addition, Modine reached earlier settlements with several Japanese competitors that resulted in lump-sum payments plus running royalties. On Feb. 17, 2000, Modine announced that it had filed a complaint in the U.S. district court in Milwaukee against Delphi Automotive Systems Corporation for infringement of a PF patent. Modine has also commenced similar litigation against several competitors in Europe.

     Modine is a world leader at solving heating and cooling problems in vehicles, buildings, and off-highway and industrial equipment. Modine has annual sales of more than $1 billion and has about 8,300 employees worldwide. Modine can be found on the Internet at www.modine.com.
            --------------

     This new release's forward-looking statements about possible future royalty payments involve risks and uncertainties, as detailed on page 17 of Modine's 2000 Annual Report to shareholders.


                              ####